DG Acquisition Corp.
420 Lexington Avenue
Suite 2650
New York, NY 10170
(212) 916-7432

February 2, 2007

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	DG Acquisition Corp. Request to Withdraw Registration Statement on Form S-1 (File No. 333-126287) Originally Filed on June 30, 2005, Amended on August 16, 2005 and October 19, 2005.

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the ‘‘Act’’), DG Acquisition Corp. (the ‘‘Registrant’’) hereby respectfully applies to the Securities and Exchange Commission (the ‘‘Commission’’) for consent to the withdrawal of the above-referenced Registration Statement on Form S-1 and all amendments and exhibits filed in connection therewith (collectively, the ‘‘Registration Statement’’), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter.

The Registration Statement was filed in connection with a proposed initial public offering of the Registrant’s Class A units, each consisting of one share of Class A common stock, par value $0.0001 per share and one Class A warrant (the ‘‘Class A Units’’) and Class B units each consisting of one share of Class B common stock, par value $0.0001 per share and one Class B warrant (the ‘‘Class B Units’’). The Registrant has determined that at this time it will not proceed with the registration and sale of Class A and Class B Units as contemplated in the Registration Statement as a result of market conditions. The Registrant’s management believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Act.

The Registrant has not offered or sold any Units under the Registration Statement. All activity regarding the proposed initial public offering was discontinued more than six months ago. The Registrant reserves the right to undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Act.

Please provide the Registrant with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Registrant is (212) 370-0261.

Sincerely,
DG Acquisition Corp.
By: /s/ Mark Graham
Name: Mark Graham Title: Vice Chairman of the Board, Co-Chief Executive Officer and Treasurer

cc:    William Dye, Esq.